
12060029

TATES
ANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART 111

SEC FILE NUMBER
8- 66048

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/11 (MM/DD/YY) AND ENDING 12/31/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Watermark Advisors, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

531 South Main Street, Suite ML-9
(No. and Street)

Greenville	SC	29601
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Hagen Rogers (864) 527-5960
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in the Report*

Rubio CPA, PC
(Name – *if individual, state last, first, middle name*)

900 Circle 75 Parkway, Suite 1100	Atlanta	Georgia	30339
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, **Hagen H. Rogers**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

Watermark Advisors, LLC, as

of **December 31**, **2011**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Hagen Rogers
Signature

Executive Managing Director
Title

Katherine N. Young
Notary Public
12/22/2019

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners" or Sole Proprietors" Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17z-5(e)(3).*

WATERMARK ADVISORS, LLC
FINANCIAL STATEMENTS AND SCHEDULE

For the Year Ended
December 31, 2011
With Independent Auditor's Report

RUBIO CPA, PC
CERTIFIED PUBLIC ACCOUNTANTS

900 Circle 75 Parkway
Suite 1100
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 980-1077

INDEPENDENT AUDITOR'S REPORT

To the Members of
Watermark Advisors, LLC:

We have audited the accompanying statement of financial condition of Watermark Advisors, LLC as of December 31, 2011 and the accompanying statements of operations, cash flows and members' equity for the year then ended that you are filing pursuant to Rule 17a-5 of the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion the financial statements referred to above present fairly, in all material respects, the financial position, results of operations and cash flows of Watermark Advisors, LLC as of December 31, 2011 and for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission.
Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements, and in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



RUBIO CPA, PC

February 15, 2012
Atlanta, Georgia

WATERMARK ADVISORS, LLC
STATEMENT OF FINANCIAL CONDITION
December 31, 2011

ASSETS

Cash and cash equivalents	$ 71,451
Accounts receivable	20,231
Property and equipment, at cost, less accumulated depreciation of $44,328	20,063
Prepaid expenses	14,752
Total assets	$ 126,497

LIABILITIES AND MEMBERS' EQUITY

Liabilities:	
Accounts payable	$ 48,770
Unearned revenue	2,884
Accrued payroll and taxes	1,673
Total liabilities	53,327
Members' equity	73,170
Total liabilities and members' equity	$ 126,497

The accompanying notes are an integral part of these financial statements.

WATERMARK ADVISORS, LLC
STATEMENT OF OPERATIONS
For the Year Ended December 31, 2011

REVENUES	
Investment banking	$ 293,197
Valuation services	108,180
Total revenue	401,377
EXPENSES:	
Compensation and benefits	89,866
Regulatory fees	8,753
Occupancy	36,674
Other operating expenses	139,511
Total expenses	274,804
NET INCOME	$ 126,573

The accompanying notes are an integral part of these financial statements.

WATERMARK ADVISORS, LLC
STATEMENT OF MEMBERS' EQUITY
For the Year Ended December 31, 2011

	Common Units		Class A Preferred		Class B Preferred		Super Preferred		Retained Earnings (Deficit)	Total
	Units	Amount	Units	Amount	Units	Amount	Units	Amount		
Balance, December 31, 2010	2,000	$638,810	20	$100,000	-	$ -	-	$ -	$(750,740)	$(11,930)
Exchange of Common units for Class B Preferred units	(1,976)	(568,400)	-	-	1,976	568,400	-	-	-	-
Repurchase of Class A Preferred units	-	-	(10)	(50,000)	-	-	-	-	(2,768)	(52,768)
Issuance of Super Preferred	-	-	-	-	-	-	17	85,000	-	85,000
Repurchase of Common units	-	(70,410)	-	-	-	-	-	-	(3,295)	(73,705)
Net Income	-	-	-	-	-	-	-	-	126,573	126,573
	24	$ -	10	$50,000	1,976	$568,400	17	$85,000	$(630,230)	$73,170

The accompanying notes are an integral part of these financial statements.

WATERMARK ADVISORS, LLC
STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2011

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income	$ 126,573
Adjustments to reconcile net loss to net cash used by operating activities:	
Depreciation and amortization	7,635
Increase in accounts receivable	(15,835)
Increase in prepaid expenses	(11,108)
Increase in accounts payable and accrued liabilities	31,725
Decrease in accrued payroll	(51,906)
Increase in unearned revenue	2,884
Net cash provided by operating activities	89,968
CASH FLOWS FROM INVESTING ACTIVITIES:	
Acquisition of property and equipment	(15,862)
NET CASH USED BY INVESTING ACTIVITIES	(15,862)
CASH FLOWS FROM FINANCING ACTIVITIES:	
Capital contributions	85,000
Repurchase of shares	(126,474)
Debt repayments - capital lease	(1,148)
Net cash used by financing activities	(42,622)
NET INCREASE IN CASH	31,484
CASH AND CASH EQUIVALENTS:	
Beginning of period	39,967
End of period	$ 71,451
SUPPLEMENTAL CASH FLOW INFORMATION:	
Interest paid	$ 112

The accompanying notes are an integral part of these financial statements.

WATERMARK ADVISORS, LLC
NOTES TO FINANCIAL STATEMENTS
December 31, 2010

NOTE 1 – NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business: Watermark Advisors, LLC was organized as a South Carolina Limited Liability Company in July 2002. The Company became an independent registered broker-dealer and a member of the Financial Industry Regulatory Authority effective January 2004. The Company's business is to act as an investment banker in private placement transactions, mergers and acquisitions, and to provide valuation services and consulting.

The Company is wholly-owned by Watermark Holdings, Inc. ("Parent") at December 31, 2011.

Income Taxes: The Company has elected to be a Limited Liability Company that is taxed as a Partnership under Internal Revenue Code regulations. Therefore, the income or losses of the Company flow through to and are taxable to its owners and no liability for income taxes is reflected in the accompanying financial statements.

The Company has adopted the provisions of FASB Accounting Standards Codification 740-10, Accounting for Uncertainty in Income Taxes. Under ASC 740-10, the Company is required to evaluate each of its tax positions to determine if they are more likely than not to be sustained if the taxing authority examines the respective position. A tax position includes an entity's status, including its status as a pass-through entity, and the decision not to file a tax return. The Company has evaluated each of its tax positions and has determined that no provision or liability for income taxes is necessary.

The Company, which files income tax returns in the U.S. federal jurisdiction and various state jurisdictions, is no longer subject to U.S. federal income tax examination by tax authorities for years before 2008.

Estimates: The preparation of financial statements in accordance with generally accepted accounting principles requires the use of estimates in determining assets, liabilities, revenues and expenses. Actual results may differ from these estimates.

Cash and Cash Equivalents: The Company maintains its bank accounts at a high credit quality bank in the United States. Balances, at times may exceed federally insured limits. Generally, these deposits may be redeemed upon demand and, therefore, bear minimal risk.

The Company considers deposits with maturities of ninety-days or less to be cash and cash equivalents.

WATERMARK ADVISORS, LLC
NOTES TO FINANCIAL STATEMENTS
December 31, 2011

NOTE 1 – NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Accounts Receivable: Accounts receivable consist of trade receivables for investment banking and advisory services. The Company regularly reviews its accounts receivable for any bad debts. The review for bad debts is based on an analysis of the Company's collection experience, customer credit worthiness, and current economic trends.

Date of Management's Review – Subsequent events were evaluated through February 15, 2012, which is the date the financial statements were available to be issued.

NOTE 2 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2011, the Company had net capital of $25,224, which was $20,224 more than its required net capital of $5,000 and the ratio of aggregate indebtedness to net capital was 2.0 to 1.0.

NOTE 3 – LEASES

The Company occupies office facilities leased under operating leases. Rent expense for the year ended December 31, 2011 was approximately $36,000.

Future minimum rental payments under the office premises leases are the following:

2012	$ 36,000
2013	27,000
Total	$ 63,000

NOTE 4 – CONCENTRATION

Approximately 76% of the Company's investment banking revenue was earned from four customers.

WATERMARK ADVISORS, LLC
NOTES TO FINANCIAL STATEMENTS
December 31, 2011

NOTE 5 – RETIREMENT PLAN

The Company has a SIMPLE IRA plan covering substantially all employees. There was no expense under the agreement for the year ended December 31, 2011.

NOTE 6 – PREFERRED UNITS

The Company has authorized issuance of Super Preferred Units, Class A preferred membership units and Class B preferred membership units. The Class A, Class B and Super preferred membership units have a preferred return in any member distributions of 12.0%, 7.5% and 7.0% per annum, respectively, compounded annually, if and when declared and paid. The preferred units are not entitled to vote on Company matters and are callable by the Company at its sole discretion at their preference value plus any unpaid preferred return amounts. Each Class A preferred unit has attached a warrant allowing purchase of 1.11 common units for $5,000. The purchase price for the warrant may be paid in cash or by surrender of a preferred membership unit.

Watermark Holdings, Inc., the holder of 976 Class B preferred units has the right to convert each of its Class B preferred units into one common unit.

WATERMARK ADVISORS, LLC

Supplementary Information
Pursuant to Rule 17(a)-5 of the
Securities Exchange Act of 1934

December 31, 2011

The accompanying schedule is prepared in accordance with the requirements and general format of FOCUS Form X-17 A-5.

WATERMARK ADVISORS, LLC

SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER
RULE 15c3-1 OF THE SECURITIES
AND EXCHANGE COMMISSION
ACT OF 1934

December 31, 2011

Net Capital	
Total members' equity qualified for net capital	$ 73,170
Deduction for non-allowable assets:	
Accounts receivable-non-allowable	(13,131)
Prepaid expenses	(14,752)
Property and equipment	(20,063)
Net capital before haircuts	25,224
Less haircuts	-
Net capital	$ 25,224
Minimum net capital required	$ 5,000
Aggregate Indebtedness:	
Liabilities, net of unearned revenue	$ 50,443
Minimum net capital based on aggregate indebtedness	$ 3,363
Ratio of aggregate indebtedness to net capital	2.0 to 1.0
Excess net capital	$ 20,224

RECONCILIATION WITH COMPANY'S COMPUTATION OF NET CAPITAL INCLUDED IN PART IIA OF FORM X-17A-5 AS OF DECEMBER 31, 2011

There was no significant difference between net capital in Part IIA of Form X-17A-5 and net capital above.

WATERMARK ADVISORS, LLC

SCHEDULE II
COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENTS
UNDER THE SECURITIES AND EXCHANGE COMMISSION RULE 15c3-3
AND INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS
UNDER SECURITIES AND EXCHANGE COMMISSION RULE 15c3-3
DECEMBER 31, 2011

The Company is not required to file the above schedules as it is exempt from Securities and Exchange Commission Rule 15c3-3 under paragraph (k)(2)(i) of the rule and does not hold customers' monies or securities.

RUBIO CPA, PC
CERTIFIED PUBLIC ACCOUNTANTS

900 Circle 75 Parkway
Suite 1100
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 980-1077

INDEPENDENT AUDITOR'S REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY RULE 17a-5

To the Members of
Watermark Advisors, LLC:

In planning and performing our audit of the financial statements of Watermark Advisors, LLC for the fourteen month period ended December 31, 2011, we considered its internal control structure, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including test of compliance with such practices and procedures) followed by Watermark Advisors, LLC that we considered relevant to the objective stated in Rule 17a-5(g). We also made a study of the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedure for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company related to the following: (1) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13; (2) in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System; and (3) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, which we consider to be material weaknesses as defined above.

However, we noted that due to the size of the Company, duties surrounding cash receipts and disbursements have not been segregated to achieve segregation of duties over these functions. These conditions were considered in determining the nature, timing and extent of procedures performed in our audit of the financial statements for the period ended December 31, 2011 and this report does not affect our report thereon dated February 15, 2012.

In addition, no facts came to our attention indicating that the exemptive provision of Rule 15c3-3 had not been complied with during the year.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2011 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the Financial Industry Regulatory Authority and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

February 15, 2012
Atlanta, Georgia



RUBIO CPA, PC